Pricing Supplement dated May 22, 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]  $1,443,000

              Royal Bank of Canada

              Buffered Bullish Commodity Notes Linked to the S&P GSCI(TM) Excess Return Index, due May 28, 2013



     Royal Bank of Canada is offering the Buffered Bullish Commodity-Linked Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation ("RBCCM")

Reference Asset:              S&P GSCI(TM) Excess Return Index (the "Commodity")

Bloomberg Ticker:             SPGCCIP

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 May 22, 2009

Issuance Date:                May 28, 2009

Initial Level:                390.61

Leverage Factor:              102.50%

CUSIP:                        78008GW24

Automatic Call:               Inapplicable

Payment at Maturity (if       Payment at Maturity will be based on the
held to maturity):            performance of the Reference Asset and will be
                              calculated in the following manner:

                              If, at maturity, the Final Level is greater than the Initial Level (in which case the Percentage Change will be positive), then the investor will receive an amount equal to:

                              Principal Amount + (Principal Amount x Percentage Change x Leverage Factor)

                              If the Final Level is less than or equal to the Initial Level, but not less than 85% of the Initial Level (the "Buffer Level"), in which case the Percentage Change will be less than or equal to 0% but not less than -15%, then, at maturity, the investor will receive their Principal Amount only.

                              If the Final Level is less than the Initial Level by more than -15% (the Final Level is less than the Buffer Level), in which case the Percentage Change will be less than -15%, then, at maturity, the investor will receive a cash payment equal to:

                              Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                          Final Level - Initial Level
                              --------------------------------------------------
                                                 Initial Level

Final Valuation Date:         May 22, 2013, subject to extension for market and
                              other disruptions

Maturity Date:                May 28, 2013, subject to extension for market and
                              other disruptions

Term:                         Approximately four (4) years

Final Level:                  The closing level of the Reference Asset on the
                              Final Valuation Date

Buffer:                       Unleveraged Buffer

Buffer Percentage:            15%

Buffer Level:                 332.02 (85% of the Initial Level)

Principal at Risk:            These Notes are NOT 100% principal protected.
                              Investors in these Notes may lose a substantial portion of their Principal Amount at maturity if there is a decrease in the Reference Asset level from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement, as modified by this pricing supplement.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $1,443,000
Underwriting discounts and commission.................................................     0%               $0
Proceeds to Royal Bank................................................................     100%             $1,443,000


The price of the notes also includes a profit of $21.81 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                                  RISK FACTORS

The Notes are linked to the S&P GSCITM Excess Return Index, not the S&P GSCITM Total Return Index. The Notes are linked to the S&P GSCITM Excess Return Index, not the S&P GSCITM Total Return Index. The S&P GSCITM Excess Return Index reflects returns that are potentially available through an unleveraged investment in the Index Component. By comparison, the S&P GSCI TM Total Return is a total return index which, in addition to reflecting the same returns of the S&P GSCI TM Excess Return Index, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the S&P GSCI TM Excess Return Index and not the S&P GSCI TM Total Return Index, the return from an investment in the Notes will not reflect this total return feature.

Hypothetical Returns
--------------------------------------------------------------------------------

The examples set out below are included for illustration purposes only. The levels of the Reference Asset used to illustrate the calculations of the Percentage Change are not estimates or forecasts of the Initial Level and Final Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of the Initial Level), a Leverage Factor of 102.50% and that no extraordinary event has occurred.

Example 1--   Calculation of the Payment at Maturity where the Percentage Change is positive.
              Percentage Change:         20%
              Payment at Maturity:       $1,000 + ($1,000 x 20% x 102.50%) =
                                         $1,000 + $205 = $1,205
              On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,205, a 20.50% return on the Notes.

Example 2--   Calculation of the Payment at Maturity where the Percentage Change is negative (but not less than the Buffer Percentage).
              Percentage Change:         -10%
              Payment at Maturity:       At maturity, the Percentage Change is
                                         negative BUT not less than the Buffer
                                         Percentage; therefore, the Payment at
                                         Maturity will equal the Principal
                                         Amount.
              On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 3--   Calculation of the Payment at Maturity where the Percentage Change is negative (and less than the Buffer Percentage).
              Percentage Change:         -20%
              Payment at Maturity:       $1,000 + [$1,000 x (-20% + 15%)] =
                                         $1,000 - $50 = $950
              On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

                    Information Regarding the Reference Asset

All disclosure contained in this term sheet regarding the S&P GSCI(TM) Excess Return Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor's Financial Services LLC ("Standard & Poor's" or "S&P"). Royal Bank and RBCCM have not independently verified and make no representation as to the accuracy or completeness of such information. None of Royal Bank, the Calculation Agent nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

S&P GSCI Methodology

The S&P GSCI Index Methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each such contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

S&P GSCI Index Committee

The S&P GSCI Index Committee (the "Committee") oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the sub-indices, including the Reference Asset. The Committee is comprised of three full-time professional members of S&P's staff and two members of the Goldman Sachs Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters.

S&P has established an Index Advisory Panel (the "Panel") to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation and operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a "Contract") must:

   (i) be based on a physical commodity and may not be based on a financial commodity;
   (ii) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;
   (ii) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;
   (iv)   be denominated in U.S. dollars;
   (v) be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:
          (a) makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;
          (b) makes reliable trading information available to S&P so that S&P can make monthly determinations
          (c) accepts bids and offers from multiple participants or price providers; and
          (d) is accessible to a sufficiently broad range of participants;
   (vi) include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical Reference Prices for such Contract may be derived from Reference Price for a similar or related Contract;
   (vii) include a Reference Price for such Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility (the "Facility") is open and trades in the Contract.
   (viii) have available volume data for at least three months immediately preceding the date on which the determination is made;
   (ix) be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and
   (x) satisfy volume trading requirements and certain percentage dollar weight requirements.


Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW (as defined below) and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or
(iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Because the S&P GSCI is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

The S&P GSCI--Excess Return

The S&P GSCI--Excess Return (the "S&P GSCI--ER") is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. The S&P GSCI--ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI(TM) , the composition of which, on any given day, reflects the contract production weight ("CPW") and "roll weights" of the contracts included in the S&P GSCI.

The value of the S&P GSCI--ER on any given day is equal to the product of (i) the value of the S&P GSCI--ER on the immediately preceding day multiplied by
(ii) one plus the contract daily return on the day on which the calculation is made. The value of the S&P GSCI--ER is indexed to a normalized value of 100 on January 2, 1970.

Standard & Poor's calculates and publishes the value of the S&P GSCI--ER and the Index, continuously on each business day, with such values updated every several minutes. Standard & Poor's publishes an official daily settlement price for the Reference Asset on each business day between 4:00 PM and 6:00 PM in New York City.

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services LLC ("S&P"). S&P does not make any representation or warranty, express or implied, to the owners of Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI or the Reference Asset to track general energy market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI, which indices are determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI or the Reference Asset. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P GSCI (and the S&P GSCI(TM) Excess Return Index) is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the high, low and mid-line levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007 and 2008, the first quarter of 2009, as well as from the period of April 1, 2009 through May 22, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                     S&P GSCI Official Close Index (SPGCCIP)
                                (May-99 - May-08)
                                 [CHART OMITTED]



    Period-           Period-End          High Level of the           Low Level of the        Mid-Line Level of the
   Start Date            Date            Reference Asset in          Reference Asset in       Reference Asset in ($)
                                                 ($)                         ($)
   ----------            ----                    ---                         ---              ----------------------
    1/1/2006           3/31/2006               752.3654                   653.1993                   701.5722
    4/1/2006           6/30/2006               776.8503                   699.5588                   739.9918
    7/1/2006           9/29/2006               768.7773                   602.8251                   617.2992
   9/30/2006          12/29/2006               629.3156                   578.7411                   582.2238

    1/1/2007           3/30/2007               604.8691                   520.4782                   604.8235
   3/31/2007           6/29/2007               616.5199                   581.5083                   605.5351
   6/30/2007           9/28/2007               673.995                    582.9123                   667.4462
   9/29/2007          12/31/2007               748.0524                   644.6019                   738.296

    1/1/2008           3/31/2008               866.813                    697.9481                   807.0342
    4/1/2008           6/30/2008              1039.0179                   799.3303                  1033.938
    7/1/2008           9/30/2008              1067.009                    698.0684                   735.0408
   10/1/2008          12/31/2008               724.3762                   344.06                     389.1671

    1/1/2009           3/31/2009               420.3954                   303.4977                   347.5601
    4/1/2009           5/22/2009               392.1537                   336.4915                   390.6090


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about May 28, 2009 which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $1,443,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                     Buffered Bullish Commodity-Linked Notes

        Linked to the S&P GSCI(TM) Excess Return Index, due May 28, 2013


                                  May 22, 2009